

Mail Stop 3561

July 22, 2009

Jill E. Aebker
Associate General Counsel and Secretary
Tim Hortons Inc.
874 Sinclair Road
Oakville, Ontario, Canada, L6K 2Y1

>   **Re: Tim Hortons Inc.**
>   **Registration Statement on Form S-4**
>   **Filed June 29, 2009**
>   **File No. 333-160286**

Dear Ms. Aebker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. Please include on the cover page the amount of securities being registered. See Item 501(b)(2) of Regulation S-K.

What happens to the THI USA stock options, …, page 4

2. Pease expand your disclosure to identify and discuss the "limited adjustments" that New THI is permitted to make under the merger agreement as referenced here and on pages 27 and 29.

Supplemental Financial Information, page 18
Footnote (6), page 16

3. Reference is made to the table at the top of page 17 which reconciles EBITDA to your net income. It appears that amounts reflected as "Net Income attributable to THI USA" are in fact "Net Income" for each the periods presented. Please revise the caption accordingly.

Risks Related to the Reorganization, page 20

4. Consistent with your disclosure on page 11, please add a risk factor to discuss the fact that the merger is expected to have tax implications for shareholders.

Risks Related to Our Business, page 23

5. Please expand your disclosure to discuss these risks in greater detail, and include a separate risk factor for each of the bulleted items that are particularly related to or impacted by the reorganization.

Background and Reasons for the Merger, page 25

6. Please identify the external advisors you reference here and in numerous other places throughout the prospectus.

Conditions to Completion of the Merger, page 28

7. Please expand the disclosure in the last paragraph of this section to clarify what material consents are still required from third parties. Also, please tell us why you believe failure to obtain these consents in unlikely to have a material adverse effect on your ability to complete the merger.

Material Income Tax Consequences Relating to the Merger, page 33

8. Please remove the disclaimers throughout this section that the summary is of a "general nature only."

Description of Share Capital of New THI, page 39
Authorized Share Capital, page 39

9. We note from page 39 that the share of redeemable Class A preferred, along with the redeemable retractable preference share will be redeemed. Please tell us whether the redemption of such shares will result in any accounting implications. If not, please explain to us the reason(s) why.

Comparison of Rights of Stockholders/Shareholders, page 47

10. Please remove the statement that the summary is "not complete," as this should be a complete summary.

Where you can find more information, page 67

11. Please remove the first sentence of the fifth full paragraph on page 68, as this statement seems inappropriate given that your proxy statement/prospectus is being filed as a part of the registration statement.

Annual Report on Form 10-K for the fiscal year ended December 31, 2008

Financial Statements, page 92
Notes to the Consolidated Financial Statements, page 99
Note 4 Asset Impairment and Related Closure Costs, page 111

12. We note the reference on page 112 to third party independent valuation experts. Please note that there is no requirement to reference third party experts in an Exchange Act Filing, however, as the Form 10-K is incorporated by reference into a Securities Act filing, such reference will require that the named experts have their consent included as an exhibit to the registration statement. Accordingly, please revise your registrant statement to include the appropriate consent from the third party expert as an exhibit to the Form S-4. Refer to Rule 436(b) of Regulation C.

Exhibits, page II-2

13. Please file the legal and tax opinions for review with the next amendment as we often have comments in connection with these opinions.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 with any accounting questions. If you need further assistance, you may contact me at (202) 551-3324.

Regards,

John Stickel
Attorney-Advisor

cc: <u>Via Facsimile (650) 938-5200</u>
        Daniel J. Winnike, Esq.
        Fenwick & West LLP